Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Osisko Gold Group Inc. (formerly Osisko Development Corp.) (the "Company")

Item 2	Description of the Transaction

On July 14, 2026, the Company changed its name from "Osisko Development Corp." to "Osisko Gold Group Inc." and changed the province of its registered office from Québec to Ontario. The Company's new trading symbol is "OGG". Its new common share CUSIP number is 68827X105 and ISIN number is CA68827X1050.

Item 3	Effective Date of the Transaction

July 14, 2026.

Item 4	Names of each party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

Not applicable.

Item 5	Date of the Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6	Periods, including comparative periods, if any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7	Documents filed under NI 51-102 that describe the Transaction

The following documents describing the name change were filed on SEDAR+ under the Company's issuer profile at www.sedarplus.ca:

(a)	News release dated July 15, 2026;

(b)	Articles and Certificate of Amendment dated July 14, 2026; and

(c)	Material Change Report dated July 20, 2026.

Item 8	Date of Notice

July 20, 2026.